                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 6)*

                        Environmental Power Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)

                                  29406-L-10-2
                        --------------------------------
                                 (CUSIP Number)

                           Steven I. Himelstein, Esq.
                              Dorsey & Whitney LLP
                                250 Park Avenue
                           New York, New York  10077
                                 (212) 415-9200
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 8, 1998
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No.            29406-L-2                Page 2 of 11     Pages
           -----------------------------      ----------------------

1.   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph E. Cresci

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [ ]
                                                (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

            N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

                               7.  SOLE VOTING POWER
         NUMBER OF                 3,687,618
          SHARES
       BENEFICIALLY            8.  SHARED VOTING POWER
         OWNED BY                  59,730
          EACH
        REPORTING              9.  SOLE DISPOSITIVE POWER
         PERSON                    4,687,618
          WITH
                              10.  SHARED DISPOSITIVE POWER
                                   59,730

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,747,348

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.6

14.  TYPE OF REPORTING PERSON*

          IN

     SCHEDULE 13D

CUSIP No.            29406-L-2                Page 3 of 11    Pages
           -----------------------------      ---------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph E. Cresci, Trustee of the Joseph E. Cresci Revocable Trust U/T/A dated April 3, 1996

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [ ]
                                                (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

                               7.  SOLE VOTING POWER
         NUMBER OF                 3,687,618
          SHARES
       BENEFICIALLY            8.  SHARED VOTING POWER
         OWNED BY                  -0-
          EACH
        REPORTING              9.  SOLE DISPOSITIVE POWER
         PERSON                    3,687,618
          WITH
                              10.  SHARED DISPOSITIVE POWER
                                   -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,687,618

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.3

14.  TYPE OF REPORTING PERSON*

          00 (Trust)

     SCHEDULE 13D

CUSIP No.            29406-L-2                       Page 4 of 11     Pages
           -----------------------------             ----------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James F. Powers, as Voting Trustee

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [ ]
                                                (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

                            7.  SOLE VOTING POWER
         NUMBER OF              1,000,000
          SHARES
       BENEFICIALLY         8.  SHARED VOTING POWER
         OWNED BY               -0-
          EACH
        REPORTING           9.  SOLE DISPOSITIVE POWER
         PERSON                 -0-
         WITH
                           10.  SHARED DISPOSITIVE POWER
                                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8

14.  TYPE OF REPORTING PERSON*

          IN

     SCHEDULE 13D

CUSIP No.            29406-L-2                       Page 5 of 11     Pages
           -----------------------------             ----------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Cresci Family Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [ ]
                                                (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New Hampshire

                        7.   SOLE VOTING POWER
       NUMBER OF             -0-
        SHARES
      BENEFICIALLY      8.   SHARED VOTING POWER
       OWNED BY              -0-
        EACH
      REPORTING        9.   SOLE DISPOSITIVE POWER
       PERSON               1,000,000
        WITH
                      10.  SHARED DISPOSITIVE POWER
                           -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8

14.  TYPE OF REPORTING PERSON*

          PN

Item 1.   Security and Issuer:  Common Stock, $.01 par value per share of
          -------------------
          Environmental Power Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 500 Market Street, Suite 1E, Portsmouth, NH 03801.

Item 2.   Identity and Background:
          -----------------------

          (a) The persons (the "Reporting Persons") filing this Statement, as amended, are Joseph E. Cresci, individually and as Trustee of the Joseph E. Cresci Revocable Trust U/T/A dated
               April 3, 1996 (the "JEC Trust"), James F. Powers, as voting trustee of the Voting Trust (as hereinafter defined), and The Cresci Family Limited Partnership (the "Family
               Partnership").
          (b) Mr. Cresci's business address is Environmental Power Corporation, 500 Market Street, Suite 1E, Portsmouth, NH 03801. The JEC Trust's business address is 500 Market Street, Suite 15R, Portsmouth, New Hampshire 03801. Mr. Powers' business address is Seven Essex Green Drive, Peabody, MA 01960. The Family Partnership's business address is 500 Market Street, Suite 15R, Portsmouth, New Hampshire 03801.
          (c) Mr. Cresci is Chairman, Chief Executive Officer and Director of Environmental Power Corporation, 500 Market Street, Suite
               1E, Portsmouth, NH 03801. The Company's principal business is the development and leasing of electricity generating plants utilizing waste coal incineration as the source of energy. The JEC Trust is a revocable trust created by Mr.
               Cresci for the benefit of members of his family. Mr. Powers is a certified public accountant and shareholder in the accounting firm of Mandragouras, Powers & Co., P.C., Seven
               Essex Green Drive, Peabody, MA 01960.  The Family
               Partnership is a limited partnership of which Mr. Cresci is general partner and members of the Cresci family (including Mr. Cresci) are the limited partners. The business of the Family Partnership is to engage in investment activities.

          (d)  Criminal proceedings - none
          (e)  Civil proceedings - none
          (f) Citizenship - Mr. Cresci and Mr. Powers are United States Citizens. The JEC Trust is organized under New Hampshire law. The Family Partnership is a New Hampshire limited partnership.

Item 3.   Source and Amount of Funds or Other Consideration:  Not applicable.
          -------------------------------------------------
          The transaction giving rise to the filing of this Amendment did not involve the purchase of Common Stock by the Reporting Persons.

                              Page 6 of 11 pages

Item 4.   Purpose of Transaction:  On July 8, 1998, Mr. Cresci transferred
          ----------------------
          3,687,618 shares of Common Stock to the JEC Trust, a revocable trust for the benefit of members of Mr. Cresci's family, of which Mr. Cresci is the Trustee. The transfer of shares of Common Stock to the JEC Trust was made for estate planning purposes.

Item 5.   Interest in Securities of the Issuer:
          ------------------------------------

          (a) Mr. Cresci may be deemed to own beneficially 4,747,348 shares of Common Stock as of July 8, 1998, which includes: 3,687,618 shares held by the JEC Trust, of which Mr. Cresci is the Trustee; 1,000,000 shares held by the Voting Trust (evidenced by voting trust certificates held by the Family Partnership, of which Mr. Cresci is the general partner); and 59,730 shares of Common Stock held by the Joseph J. Cresci and Mildred E. Cresci Trust dated December 28, 1978 for the benefit of Mr. Cresci and his issue, of which trust Mr. Cresci is both a trustee and a beneficiary. The 4,747,348 shares beneficially owned by Mr. Cresci do not include 20,000 shares held by Mr. Cresci's wife as to which Mr. Cresci disclaims beneficial ownership. The JEC Trust may be deemed to beneficially own the 3,687,618 shares held by it.

                    Each of Mr. Powers, as Voting Trustee with voting power, and the Family Partnership, with dispositive power, may be deemed to beneficially own the 1,000,000 shares of Common Stock held in the Voting Trust.

                    The shares beneficially owned by Mr. Cresci represent 41.6% of the class; the shares beneficially owned by the JEC Trust, which shares are included in Mr. Cresci's ownership figures represent 32.3% of the class; and the shares beneficially owned by Mr. Powers (as Voting Trustee) and the Family Partnership (as holder of voting trust certificates), which shares are included in Mr. Cresci's ownership figures, represent 8.8% of the class, based on the 11,406,783 shares of Common Stock reported to be outstanding as of May 8, 1998 in the Company's Form 10-Q filed for the period ending March 31, 1998.

               (b)  Number of shares as to which Mr. Cresci has:

                    (i)    sole power to vote or to direct the vote:
                           3,687,618

                    (ii)   shared power to vote or to direct the vote:  59,730
                           shares

                    (iii)  sole power to dispose or to direct the
                           disposition of:  4,687,618

                              Page 7 of 11 pages

                    (iv) shared power to dispose or to direct the disposition of: 59,730 shares.

               Number of shares as to which the JEC Trust has:


               (i)       sole power to vote or to direct the vote:  3,687,618

               (ii)      shared power to vote or to direct the vote:  none

               (iii)     sole power to dispose or to direct the
                         disposition of:  3,687,618

               (iv) shared power to dispose or to direct the disposition of: none.

               Number of shares as to which Mr. Powers has:

               (i)       sole power to vote or to direct the vote:  1,000,000

               (ii)      shared power to vote or to direct the vote:  none

               (iii) sole power to dispose or to direct the disposition of: none

               (iv) shared power to dispose or to direct the disposition of: none

               Number of shares as to which the Family Partnership has:

               (i)       sole power to vote or to direct the vote:  none

               (ii)      shared power to vote or to direct the vote:  none

               (iii) sole power to dispose or to direct the disposition of: 1,000,000

               (iv) shared power to dispose or to direct the disposition of: none

               (c) As described in Item 4, on July 8, 1998, Mr. Cresci deposited 3,687,618 shares into the JEC Trust.


Item 6.   Material to be Filed as Exhibits:
          --------------------------------

          1. Agreement of the Reporting Persons relating to the filing of this Amendment to Schedule 13D.

                              Page 8 of 11 pages

     SIGNATURE
     ---------


          After reasonable inquiry to and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

                                    Date:  July 23, 1998



                                    /s/ Joseph E. Cresci
                                    ------------------------------------
                                    Joseph E. Cresci


                                    The Joseph E. Cresci Revocable Trust U/T/A
                                              dated April 3, 1996

                                    By: /s/ Joseph E. Cresci, Trustee
                                        --------------------------------
                                        Joseph E. Cresci, Trustee



                                    /s/ James F. Powers, Trustee
                                    ------------------------------------
                                    James F. Powers, as Trustee


                                    The Cresci Family Limited
                                     Partnership


                                    By: /s/ Joseph E. Cresci, G.P.
                                       ---------------------------------
                                       Joseph E. Cresci
                                       General Partner

                              Page 9 of 11 pages

                               List of Exhibits
                               ----------------



      1. Agreement of the Reporting Persons relating to the filing of this Amendment to Schedule 13D.

                              Page 10 of 11 pages